Exhibit 8.2

8 April 2003
BHP Billiton Limited	BHP Billiton Plc
600 Bourke Street	Neathouse Place, Victoria
Melbourne VIC 3000	London SW1V 1BH
UNITED KINGDOM

BHP Billiton Finance (USA) Limited
600 Bourke Street
Melbourne VIC 3000

Dear Sirs

Note Issuance

We refer to the Prospectus included in the registration statement on Form F-1 filed on April 8, 2003, with the Securities and Exchange Commission in relation to the offering to sell US$750,000,000 of notes by BHP Billiton Finance (USA) Limited (BHP Billiton Finance).  We confirm that our opinion of the Australian tax issues arising for United States resident holders of notes is in the Prospectus under the heading “Material Tax Consequences - Australian Taxation”.  Our opinion is based on Australian tax as at the date of this letter.

In preparing this letter we have reviewed the Prospectus and the Indenture.  The documents are to be registered with the United States SEC to enable the future issuance of notes.  We understand that the terms of the notes will be set on a basis that ensures that they will be debt interests under Division 974 of the Income Tax Assessment Act 1997 and will not be equity interests under that Division (ie they will be in form debt, BHP Billiton Finance’s obligation to pay principal and interest will be non-contingent, interest and discount rates will be at the prevailing market rates at the time of the offering, and the notes will not be classified as equity by reason of any relationship to any other arrangement).

We consent to the inclusion of this opinion as an exhibit to the Prospectus and to the reference to us under the heading “Material Tax Consequences – Australian Taxation” in the Prospectus.

If you have any questions on this advice, please contact Michael Rigby on 02 9230 4582.

Yours sincerely

/s/ Allens Arthur Robinson

Allens Arthur Robinson